EXHIBIT 99.9

AMENDED AND RESTATED GUARANTEE AND INDEMNITY

THIS GUARANTEE AND INDEMNITY is made as of the 10th day of July, 2007,

BY:	GENESENSE TECHNOLOGIES INC., a corporation incorporated under the laws of Canada

(the “Guarantor”)

IN FAVOUR OF:	THE ERIN MILLS INVESTMENT CORPORATION, a corporation incorporated under the laws of the Province of Ontario

(the “Investor”)

RECITALS:

A.
The Guarantor entered into a guarantee and indemnity dated as of October 6, 2004 in favour of the Investor, as amended by the assignment, novation and amendment agreement and consent dated as of May 1, 2007  between Lorus Therapeutics Inc. (“Lorus”), the Guarantor, New Lorus (as defined below) and the Investor, as amended or supplemented from time to time, (the “Assignment Agreement”).

B.
Lorus entered into a corporate reorganization transaction completed by way of plan of arrangement (the “Arrangement”) on July 10, 2007 under the Canada Business Corporations Act pursuant to which Lorus transferred substantially all of its assets, including its antisense patent assets, to a new corporate entity, 6650309 Canada Inc., which will carry on business under the name “Lorus Therapeutics Inc.” (“New Lorus”).

C.	As part of the arrangement New Lorus assumed all indebtedness of Lorus to the Investor.

NOW THEREFORE in consideration of the sum of $1.00, the Investor making available certain financing on the terms set forth in the Subscription Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Guarantor agrees with the Investor as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement:

1.1.1                “this Agreement”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and any similar expressions refer to this Guarantee and Indemnity as it may be supplemented, amended or restated from time to time, and not to any particular article, section or other portion hereof;

1.1.2                “Borrower” means New Lorus and its successors;

1.1.3                “Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario;

1.1.4                “Conversion Rate” means, in relation to the conversion of one currency to another on a particular day, the rate of exchange quoted by the Investor as its spot rate of exchange for the conversion of one currency to the other at approximately noon (Toronto time) on such day;

1.1.5                “Debentures” means the convertible secured debentures issued by the Borrower to the Investor pursuant to the Subscription Agreement;

1.1.6                “Guaranteed Obligations” means all of the obligations, liabilities and indebtedness of the Borrower to the Investor from time to time, whether present or future, absolute or contingent, liquidated or unliquidated, as principal or as surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of agreements or dealings between the Borrower and the Investor or agreements or dealings between the Investor and any Person by which the Investor may be or become in any manner whatsoever a creditor of the Borrower, including without limitation under the Subscription Agreement and the Debentures; the amount of Guaranteed Obligations will be determined without regard to any right of set-off or counterclaim by the Borrower against the Investor;

1.1.7                “Indemnifiable Circumstance” has the meaning attributed to such term in section 2.2;

1.1.8                 “Indemnified Amounts” means the amounts to be paid by the Guarantor under section 2.2;

1.1.9                “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, government, parliament or legislature, or any regulatory authority, agency, commission, board or other entity however designated or constituted of any government, parliament or legislature, including without limitation any trustee, executor, administrator or other legal personal representative, liquidator, trustee in bankruptcy, receiver, receiver and manager, and agent;

1.1.10                “Proceedings” means any receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature;

1.1.11                “Security” means:

1.1.11.1	any mortgage, charge, assignment, lien, security interest or other encumbrance;

1.1.11.2	any guarantee; and

1.1.11.3	any other arrangement designed to secure the payment or performance of any obligation, liability or indebtedness,

whether obtained from the Borrower, the Guarantor or any other Person and whether obtained before, at the time of or after the execution and delivery of this Agreement; and

1.1.12                “Subscription Agreement” means the subscription agreement among, inter alia, the Borrower, the Investor and the Guarantor dated as of October 6, 2004, as amended by the Assignment Agreement, as amended or supplemented from time to time.

1.2	Headings

The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	References to Articles and Sections

Whenever in this Agreement a particular article, section or other portion thereof is referred to, such reference pertains to the particular article, section or portion thereof contained herein unless otherwise indicated.

1.4	References to Agreements and Enactments

Except as otherwise specifically provided:

1.4.1                reference in this Agreement to any contract, agreement or any other document shall be deemed to include (i) reference to the same as supplemented, amended or restated from time to time and (ii) reference to any contract, agreement or any other document which substitutes, in whole or in part, for the same from time to time; and

1.4.2                reference in this Agreement to any enactment, including, without limitation, any statute, law, by-law, regulation, rule, ordinance or order, shall be deemed to include reference to such enactment as re-enacted or amended from time to time and to any enactment in substitution therefor.

1.5	Currency

All amounts in this Agreement are stated and shall be paid in Canadian currency, provided that if Guaranteed Obligations are outstanding in a currency other than Canadian currency, the Investor, at its option, may require that such amounts be paid in such other currency, to the extent that the Guaranteed Obligations are outstanding in such other currency.

1.6	Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

1.7	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.  To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect.

1.8	No Conditions Precedent

This Agreement is effective upon execution and delivery of this Agreement by the Guarantor.  Where in this Agreement or elsewhere more than one Person is named as Guarantor or as a guarantor, this Agreement will be effective against each Person named as a Guarantor upon execution and delivery of this Agreement by that Person even if one or more of the other Person(s) never sign this Agreement or any other guarantee.  Such execution and delivery constitutes conclusive evidence that this Agreement was not delivered in escrow and that any conditions precedent to the effectiveness of this Agreement have been satisfied or waived by the Guarantor.

1.9	Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement.  There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement.  No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement thereto, by any party to this Agreement or its directors, officers, employees or agents, to any other party to this Agreement or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact.  Accordingly, there shall be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.10	Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby.  No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.11	Governing Law, Attornment

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the Guarantor hereby irrevocably attorns to the jurisdiction of the courts of Ontario.

ARTICLE 2
GUARANTEE AND INDEMNITY

2.1	Guarantee

The Guarantor unconditionally and irrevocably guarantees the due payment and performance of all Guaranteed Obligations including without limitation and for greater certainty the performance by the Borrower of all terms and conditions in the Subscription Agreement, the Debentures and all other agreements enforceable by the Investor to which the Borrower is a party or by which the Borrower or its property and assets are bound relating to the Guaranteed Obligations (whether or not involving parties other than the Borrower and the Investor).

2.2	Indemnity

The Guarantor shall indemnify and save the Investor harmless from and against any losses which may arise by virtue of any of the Guaranteed Obligations, the Subscription Agreement, the Debentures or any other agreement relating to any of the foregoing being or becoming for any reason whatsoever in whole or in part:

2.2.1                void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable by the Investor in accordance with its terms, or

2.2.2                released or discharged by operation of law,

(all of the foregoing collectively, an “Indemnifiable Circumstance”).  For greater certainty, these losses shall include without limitation the amount of all Guaranteed Obligations which would have been payable by the Borrower but for the existence of an Indemnifiable Circumstance.

2.3	Guarantor Liable as Principal

The Guarantor shall be liable to the Investor as principal debtor and not as surety only, and will not plead or assert to the contrary in any action taken by the Investor in enforcing this Agreement.

2.4	Continuing Guarantee and Indemnity

The guarantee and indemnity herein shall be a continuing guarantee of the payment and performance of all the Guaranteed Obligations and a continuing indemnity for the payment of all indemnified amounts.

2.5	Reinstatement

The guarantee and indemnity herein shall be reinstated if at any time any payment of any Guaranteed Obligations or Indemnified Amounts is rescinded or must otherwise be returned by the Investor upon any Proceedings of or affecting the Borrower or any other Person or for any other reason whatsoever, all as though such payment had not been made.  The Investor may concede or compromise any claim that such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder or the effect of this Section 2.5.

ARTICLE 3
ENFORCEMENT

3.1	Demand

Upon the default in the payment or performance of the Guaranteed Obligations or any part thereof, the Guarantor shall, on demand by the Investor, forthwith pay to the Investor, or perform or cause the performance of, all Guaranteed Obligations for which such demand was made.  All Indemnified Amounts shall be payable by the Guarantor to the Investor forthwith upon demand by the Investor.

3.2	Right to Immediate Payment or Performance

The Investor shall not be bound to make any demand on or to seek or exhaust its recourse against the Borrower or any other Person or to realize on any Security held by it in respect of the Guaranteed Obligations before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Agreement, and the Guarantor hereby renounces all benefits of discussion and division.

3.3	Interest

All amounts payable by the Guarantor under this Agreement shall bear interest payable by the Guarantor from the date of demand for payment both before and after default and judgment at the Prime Rate plus 2%.  For the purposes of the foregoing, “Prime Rate” means, for any day, the annual rate established by the Royal Bank of Canada and which it refers to as its “prime rate of interest”.

3.4	Investor’s Statement

The statement in writing of the Investor as to the amount of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder shall be binding upon the Guarantor and conclusive against it in the absence of manifest error.

ARTICLE 4
APPROPRIATION AND SET-OFF BY INVESTOR

4.1	Appropriation

The Investor shall be at liberty, without in any way prejudicing or affecting its rights hereunder, to appropriate or to refrain from appropriating any payment made to, or monies received by, the Investor from:

4.1.1                the Borrower or others to any portion of the Guaranteed Obligations; and

4.1.2                the Guarantor to any portion of the Guaranteed Obligations, the Indemnified Amounts, all other amounts payable hereunder and any , liabilities and indebtedness of the Guarantor to the Investor, in each case whether then due or to become due, and whether absolute or contingent, and from time to time to revoke or alter any such appropriation, all as the Investor may from time to time in its sole discretion determine.

4.2	Set-Off by Investor

The Investor may, without demand or notice of any kind, set off, appropriate and apply any and all deposits, general or special, matured or unmatured, in any currency, held by or for the benefit of the Guarantor with the Investor, and any other indebtedness and liability of the Investor to the Guarantor, matured or unmatured, in any currency, against and on account of the Guarantor’s liability hereunder in any currency upon the Investor making demand for payment hereunder when the Guaranteed Obligations are due, in such order of application as the Investor may from time to time elect.  If the amounts being set-off are not payable in the same currency, the Investor may convert either amount into the other currency at the Conversion Rate on the day as of which that set-off is being effected, or if that day is not a Business Day then on the Business Day preceding the day as of which that set-off is being effected.

ARTICLE 5
POSTPONEMENT OF DEBTS
AND GUARANTOR NOT TO COMPETE

5.1	Postponement of Debts

All liabilities and indebtedness, present and future, absolute or contingent, of the Borrower to the Guarantor, and of any other guarantor or Person liable directly or as surety for the Guaranteed Obligations or any part thereof, are hereby assigned to the Investor and postponed to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and all monies received by the Guarantor in respect thereof shall be received in trust for the Investor or, in the Province of Quebec, as agent for the Investor and forthwith upon receipt shall be paid over to the Investor, the whole without in any way lessening or limiting the liability of the Guarantor under this Agreement.  Such assignment and postponement is independent of the guarantee and indemnity herein and shall remain in full force and effect until the Investor has received payment and performance in full of all Guaranteed Obligations, all Indemnified Amounts and all other amounts payable hereunder, notwithstanding that the liability of the Guarantor under the guarantee and indemnity herein may have been discharged or terminated.

5.2	Guarantor Not to Compete

The Guarantor shall not:

5.2.1                take any Security or dividend from the Borrower or any other guarantor or Person liable directly or as surety for all or any part of the Guaranteed Obligations;

5.2.2                claim, rank, prove or vote as a creditor in any Proceedings of or affecting the Borrower or any other guarantor or Person liable directly or as surety for all or any part of the Guaranteed Obligations;

5.2.3                assert any right (including without limitation any right of set-off, right of indemnity or reimbursement or right of contribution, and any right whether or not the right arises under any Security) against the Borrower or any other guarantor or Person liable directly or as surety for all or any part of the Guaranteed Obligations; or

5.2.4                have any right of subrogation to the Investor or be otherwise entitled to claim the benefit of any Security now or hereafter held by the Investor in respect of the Guaranteed Obligations;

until the Investor has received payment and performance in full of all Guaranteed Obligations, all Indemnified Amounts and all other amounts payable hereunder.  Any money, Security, or other personal or real property taken or received by the Guarantor in contravention of this section 5.2 or as requested by the Investor under section 5.2.2 above shall be held by the Guarantor in trust for the Investor or, in the Province of Quebec, as agent for the Investor and shall be delivered or transferred to the Investor on demand.

ARTICLE 6
PROTECTION OF INVESTOR

6.1	Defects in Creation of Guaranteed Obligations

The Investor shall not be concerned to see or enquire into the capacity and powers of the Borrower or its directors, officers, employees or agents acting or purporting to act on its behalf.  All obligations, liabilities and indebtedness purporting to be incurred by the Borrower in favour of the Investor shall be deemed to form part of the Guaranteed Obligations even though the Borrower may not be a legal entity or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of the Borrower or its directors, officers, employees or agents and notwithstanding that the Investor has specific notice of the capacity and powers of the Borrower or its directors, officers, employees or agents.

6.2	Liability Absolute

The liability of the Guarantor hereunder shall be absolute and unconditional and shall not be discharged, diminished or in any way affected by:

6.2.1                any amalgamation, merger, consolidation or reorganization of the Borrower, the Guarantor or the Investor or any continuation of the Borrower, the Guarantor or the Investor from the statute under which it now or hereafter exists to another statute whether under the laws of the same jurisdiction or another jurisdiction;

6.2.2                any change in the name, business, objects, capital structure, ownership, constating documents, by-laws or resolutions of the Borrower, the Guarantor or the Investor, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of the Borrower, the Guarantor or the Investor becomes the property of any other Person;

6.2.3                any Proceedings of or affecting the Borrower, the Guarantor, the Investor or any other Person and any court orders made or action taken by the Borrower, the Guarantor, the Investor or any other Person under or in connection with those Proceedings, whether or not those Proceedings or orders or that action results in any of the matters described in section 6.3.1.1 to 6.3.1.8 occurring with or without the consent of the Investor;

6.2.4                the current existence or subsequent occurrence of an Indemnifiable Circumstance;

6.2.5                any defence, counterclaim or right of set-off available to the Borrower;

6.2.6                the fact that the Borrower ceases to be liable for any reason whatsoever to the Investor in respect of all or any part of the Guaranteed Obligations (otherwise than by reason of the payment of those Guaranteed Obligations to the Investor) or the fact that a court determines that the liability of the Borrower to the Investor in respect of all or any part of the Guaranteed Obligations has been satisfied or is deemed to have been satisfied (except in circumstances where payment of those Guaranteed Obligations has been received by the Investor); and

6.2.7                any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of, the Guarantor, the Borrower or any other Person in respect of the Guaranteed Obligations or the liability of the Guarantor.

6.3	Dealings by Investor

6.3.1                The Investor may from time to time in its absolute discretion, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder:

6.3.1.1	advance any funds to the Borrower or make or continue to make any financing available to the Borrower constituting or relating to Guaranteed Obligations;

6.3.1.2
permit any increase or decrease, however significant, of the Guaranteed Obligations or otherwise supplement, amend, restate or substitute, in whole or in part, however significant, the Guaranteed Obligations, the Subscription Agreement, the Debentures or any other agreement relating to any of the foregoing or, in whole or in part, terminate the availability of any financing relating to, or demand repayment of any Guaranteed Obligations;

6.3.1.3	enforce or take action under or abstain from enforcing or taking action under the Subscription Agreement, the Debentures or any other agreement relating to any of the foregoing;

6.3.1.4
receive, give up, subordinate, release or discharge any Security; supplement, amend, restate, substitute, renew, abstain from renewing, perfect or abstain from perfecting or maintaining the perfection of any Security; enforce, take action under or realize in any manner or abstain from enforcing, taking action under or realizing any Security; deal with or abstain from dealing with all or any part of the undertaking, property and assets covered by any Security or allow or abstain from allowing the Borrower or other Persons to deal with all or any part of such undertaking, property and assets;

6.3.1.5
renew all or any part of the Guaranteed Obligations or grant extensions of time or any other indulgences to the Borrower or to any other guarantor or other Person liable directly or as surety for all or any part of the Guaranteed Obligations;

6.3.1.6
accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with the Borrower or any other guarantor or other Person liable directly or as surety for all or any part of the Guaranteed Obligations;

6.3.1.7	in whole or in part prove or abstain from proving a claim of the Investor in any Proceedings of or affecting the Borrower or any other Person; and

6.3.1.8	agree with the Borrower, any other guarantor or any other Person to do anything described in sections 6.3.1.1 to 6.3.1.7 above;

whether or not any of the matters described in sections 6.3.1.1 to 6.3.1.8 above occur alone or in connection with one or more other such matters.

6.3.2                In no case will the liability of the Guarantor hereunder be discharged, diminished or in any way affected as a result of:

6.3.2.1	any negligence of the Investor or its agents whatsoever, including without limitation any negligence in respect of, or in the course of, any matter described in sections 6.3.1.1 to 6.3.1.7 above; or

6.3.2.2
any default under, or breach by the Investor or its agents of (i) the Subscription Agreement, the Debenture, or any other agreement including without limitation any Security, (ii) any applicable law, or (iii) any other obligation or duty binding the Investor or its agents.

No loss of or in respect of any Security for the Guaranteed Obligations or any part thereof, whether occasioned through the fault of the Investor or otherwise, shall discharge, diminish or in any way affect the liability of the Guarantor hereunder.  Neither the Investor nor any of its directors, officers, employees or agents or any receiver or receiver-manager appointed by it or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by the Investor or by any of such other Persons in connection with the

Guaranteed Obligations or any part thereof or any Security for the Guaranteed Obligations or any part thereof including without limitation any of the matters described above in this section 6.3.  The Guarantor waives all rights it may have as surety, whether at law, in equity or otherwise, that are inconsistent with the provisions of this Agreement.

6.4	Waiver of Notice

The Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Guaranteed Obligations and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described in sections 6.1, 6.2 and 6.3 and all other notices whatsoever in respect of the Guaranteed Obligations except to the extent, if at all, that the Personal Property Security Act (Ontario) or other applicable law requires notice to be given to the Guarantor in connection with any disposition of collateral by or on behalf of the Investor.  The Guarantor hereby acknowledges communication to it of the terms of the Subscription Agreement, the Debenture and all agreements and other documents referred to in the Subscription Agreement and the Debenture and of all the provisions therein contained and consents to and approves the same.

6.5	Expanded Interpretation

Notwithstanding anything else in this Agreement, where the Investor allows the Borrower or any other Person to deal with any property and assets covered by any Security on terms which stipulate that the Security continues to cover such property and assets after such dealing, each reference to the Borrower in Article 6 shall be deemed to include the Person acquiring an interest in such property and assets.

ARTICLE 7
MISCELLANEOUS

7.1	Payment of Costs and Expenses

The Guarantor shall pay to the Investor on demand all costs and expenses of the Investor, its officers, employees and agents and any receiver or receiver-manager appointed by it or by a court in connection with this Agreement, including, without limitation:

7.1.1                any actual or proposed amendment or modification hereof or any waiver hereunder and all instruments supplemental or ancillary thereto;

7.1.2                obtaining advice as to the Investor’s rights and responsibilities under this Agreement; and

7.1.3                the defence, establishment, protection or enforcement of any of the rights or remedies of the Investor under this Agreement including, without limitation, all costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under, this Agreement;

and further including, without limitation, all of the fees, expenses and disbursements of the Investor’s lawyers, on a solicitor and his own client basis, incurred in connection therewith and all sales or value-added taxes payable by the Investor (whether refundable or not) on all such costs and expenses.

7.2	No Set-off By Guarantor

All amounts payable by the Guarantor under this Agreement shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever unless and to the extent that the Guarantor shall be prohibited by law from doing so, in which case the Guarantor shall pay to the Investor such additional amount as shall be necessary to ensure that the Investor receives the full amount it would have received if no such deduction or withholding had been made.

7.3	No Waiver

No delay on the part of the Investor in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Investor of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy.  No action of the Investor permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Agreement.

7.4	Additional Security

This Agreement shall be in addition to, and shall not be in any way prejudiced by nor shall this Agreement prejudice:

7.4.1                any other Security now or hereafter held by the Investor, and

7.4.2                the endorsement by the Guarantor of any notes or other documents,

and the Investor’s rights under this Agreement shall not be merged in any such other Security or endorsement.

7.5	Assignment by Investor

The Investor may sell, assign or transfer all or any of the Guaranteed Obligations, and in such event each and every immediate and successive assignee, transferee or holder of all or any of the Guaranteed Obligations, shall have, in respect of the rights or obligations sold, assigned or transferred to it, the full benefit hereof to the same extent as if it were an original party hereto and to the Guaranteed Obligations or the part thereof so sold, assigned or transferred, without regard to any set-off, counterclaim or equities between the Borrower and the Investor or the Guarantor and the Investor.

7.6	Communication

Any demand, notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by prepaid mail, by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided.  Any such demand, notice or other communication, if mailed by prepaid mail at any time other than during or within three Business Days prior to a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the individual designated below as the person to whose attention demands, notices and other communications are to be given or to the addressee at the applicable address noted below to the attention of the individual designated below.  Notice of change of address shall also be governed by this section.  In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, demands, notices or other communications shall be delivered by hand or sent by facsimile or other means of electronic communication and shall be deemed to have been received in accordance with the foregoing.  Demands, notices and other communications shall be addressed as follows:

(a)	if to the Investor:

The Erin Mills Investment Corporation
7501 Keele Street
Suite 500
Concord, Ontario L4K 1Y2

Attention:                                Gerry C. Quinn
Telecopier number:                 (416) 736-8373

(b)	if to the Guarantor:

GeneSense Technologies Inc.
2 Meridian Road
Toronto, Ontario
M9W 4Z7

Attention:                                Aiping Young
Telecopier number:                 (416) 798-2200

7.7	Successors and Assigns

This Agreement shall be binding upon the Guarantor and its successors and enure to the benefit of the Investor and its successors and assigns.

7.8	Copy Received

The Guarantor acknowledges receipt of a copy of this Agreement.

IN WITNESS WHEREOF the Guarantor has executed this Agreement as of the date first above written.

GENESENSE TECHNOLOGIES INC.

by:	“Aiping Young”
Name:
Title:
by:
Name:
Title: